Exhibit 99.1

KPMG LLP	Telephone	(514) 840-2100
Chartered Accountants	Telefax	(514) 840-2187
600 boul. de Maisonneuve Ouest	Internet	www.kpmg.ca
Suite 1500
Tour KPMG
Montréal, Québec H3A 0A3

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

March 6, 2009

RE:	Commission File Number: 033-51000 - Videotron Ltd.

We were previously auditors for Videotron Ltd. and, under the date of February 29, 2008, we reported on the consolidated financial statements of Videotron Ltd. as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005. On May 6, 2008, we were dismissed. We have read Videotron Ltd. statements included under Item 16F of its Form 20-F dated March 6, 2009, and we agree with such statements contained in paragraphs two and three, and paragraph five as it relates to KPMG LLP.  We are not in a position to agree or disagree with the following statements of the registrant contained in Item 16F:

•                  the appointment of their new auditors and the new auditor’s audit;

•                  the approval of the audit committee of the change of auditors;

•                  the consultation with their new auditors regarding the matters noted in paragraph 4; and

•                  the communication and response of their new auditors regarding the matters noted in paragraph 5.

Very truly yours,

Chartered Accountants

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG international, a Swiss cooperative.

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